

October 5, 2011

Via E-mail

Charif Souki
Chief Executive Officer
Sabine Pass LNG-GP, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

>   **Re: Sabine Pass LNG, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 3, 2011**
>   **Form 8-K dated March 7, 2011**
>   **Filed March 8, 2011**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
>   **Filed August 5, 2011**
>   **File No. 333-138916**

Dear Mr. Souki:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10 – Long-Term Debt, page 36

1. Your disclosure regarding the Senior Notes does not provide investors with a description of the terms of redemption or repurchase provisions, if any, available. Please tell us and

revise your disclosure to clarify the terms and conditions of the redemption provisions associated with your long-term debt. Refer to FASB ASC 470-10-50-1.

Form 8-K dated March 7, 2011

Item 8.01 Other Events

2. You disclose management has confirmed revenues received from Cheniere Investments qualify as revenue under GAAP, that Cheniere Investments is engaged in the LNG business, and that Cheniere Investments has economic substance. This disclosure does not appear consistent with your risk factor disclosure in your Form 10-K filed March 3, 2011 where you disclose payments under the Cheniere Investments TUA may not constitute revenues under GAAP and as provided in the Sabine Pass Indenture. Further you state you believe Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG. Please explain the discrepancy between your risk factor disclosure in your Form 10-K and your disclosure in your Form 8-K. Further, please advise us of the following regarding the Sabine Pass Indenture and your TUA with Cheniere Investments:

    - how revenues are constituted under the Sabine Pass Indenture;
    - the changes, if any, made to the TUA when assigned from Cheniere Marketing to Cheniere Investments effective July 1, 2010;
    - the impact, if any, as a result of the change in guarantor;
    - whether the revenue and earnings recorded on a basis that is not in accordance with GAAP in 2010 as alleged by Centerbridge relates to the period effective with the assignment of the TUA to Cheniere Investments only or also includes the period prior to the July 1, 2010 effective date;
    - the factors you considered in determining Cheniere Investments could be determined to lack economic substance apart from Sabine Pass LNG as disclosed in your Form 10-K filed March 3, 2011;
    - the factors you considered in confirming Cheniere Investments has economic substance as disclosed in your Form 8-K filed March 8, 2011; and,
    - the underlying factors whereby payments from Cheniere Marketing were revenues versus payments from Cheniere Investments may not be considered revenues pursuant to the Sabine Pass Indenture.

Form 10-Q for the quarter ended June 30, 2011

Item 1. Legal Proceedings, page 17

3. We note the disclosure in Form 8-K filed March 8, 2011 of a suit you filed on March 7, 2011 against Centerbridge Partners, L.P. and its affiliates regarding allegations stated in correspondence from their attorneys dated February 15, 2011 of a potential event of default on your Senior Notes. Further, we note your disclosure of the dismissal as of

June 22, 2011 of the suit you filed. Please clarify for us and expand your disclosure in future filings as applicable to describe the facts relating to the allegations by Centerbridge Partners and its affiliates as unit holders, the status of your discussions with representatives of Centerbridge Partners regarding their allegations, and the reason for the dismissal of your litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief